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                                                                     EXHIBIT 11

                          AFTERMARKET TECHNOLOGY CORP.

                STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


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
                                                      For the Year Ended December 31,
                                                     1995           1996         1997 (a)
                                                 -----------    -----------    -----------
Income before extraordinary item                 $     9,499    $    16,299    $    23,003
Extraordinary item -- net of income tax
   benefit of $2,520                                      --             --          3,749
                                                 -----------    -----------    -----------
Net income per statements of income              $     9,499         16,299    $    19,254
                                                 -----------    -----------    -----------
                                                 -----------    -----------    -----------
Shares:

Weighted average common shares outstanding        12,000,000     12,203,021     17,496,173

Net effect of stock options granted during
   the twelve months prior to the Company's
   filing of its initial public offering,
   calculated using the treasury stock method
   at an offering price of $13.50 per share
   (pro forma)                                       523,772        523,772             --

Net effect of stock options and warrants
   outstanding, excluding those discussed
   above, calculated using the treasury stock
   method at the average price for the period        317,791      1,242,824      1,839,186

Number of shares of common stock assumed
   to be issued in the Company's initial
   public offering whose net proceeds would be
   used to redeem the outstanding preferred
   stock including accrued dividends (pro
   forma)                                          1,774,597      1,948,767             --
                                                 -----------    -----------    -----------
Total                                             14,616,160     15,918,384     19,335,359
                                                 -----------    -----------    -----------
                                                 -----------    -----------    -----------
Diluted earnings per common share:
   Income before extraordinary item              $      0.65    $      1.02    $      1.19
   Extraordinary item, net of tax                         --             --          (0.20)
                                                 -----------    -----------    -----------
Net income per share                             $      0.65    $      1.02    $      0.99
                                                 -----------    -----------    -----------
                                                 -----------    -----------    -----------
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(a) The December 31, 1995 and 1996 share data includes the pro forma effects of the Company's initial public offering.


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